

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Mr. Tye W. Burt
Chief Executive Officer
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, Ontario, Canada M5J 2V5

> **Re:** **Kinross Gold Corporation**
> **Form 40-F for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **File No. 001-13382**

Dear Mr. Burt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2011

Financial Statements

Notes to the Financial Statements

Note 3 – Summary of Significant Accounting Policies

Exploration and evaluation ("E&E") costs, page 16

1.   We note your policy for exploration and evaluation costs states that you expense such costs until such time as the company expects that mineral resources will be converted to

mineral reserves within a reasonable period. Please explain to us in detail the criteria that you use to determine when to start capitalizing E&E costs.

Note 6 – Acquisitions and Disposals, page 26

2.   We note your disclosures indicating that you allocated $5.5 billion, or 64%, of the purchase price associated with your acquisition of Red Back Mining Inc. to goodwill. We also note that you attribute the goodwill to "the optionality to develop additional higher cost reserves, intensifying efforts at developing the more promising acquired properties and to reduce efforts at developing the less promising acquired properties in the future." Please address the following points:

   a.   Tell us whether you separately identified the economic value that exists in a mining asset beyond the value attributable to proven and probable reserves and quantify the amount of purchase price allocated to this asset.

   b.   Explain how your characterization of goodwill, as described above, is consistent with the definition of goodwill found at Appendix A of IFRS 3.

Note 8 – Impairment, page 39

3.   We note your disclosure indicating that the $2.9 billion goodwill impairment charge related to your Tasiast and Chirano CGUs was "a result of changes in market conditions, including industry-wide increases in capital and operating costs, a decline in industry-wide valuations as at year-end and the company's growing understanding of the Tasiast project parameters, including its analysis of a draft mine plan." Please address the following points:

   a.   Clarify the types of new information you obtained about the Tasiast project parameters and how the information affected your estimates of the life of mine plans.

   b.   Specify the significant inputs and assumptions that were changed in the impairment test from 2010 to 2011, describing the reasons for each of the changes and their impact on your testing results.

4.   We note that the carrying amount of goodwill for Tasiast CGU is significant in comparison to your total goodwill as of December 31, 2011. We also note that the recoverable amount of your cash generating units is determined as the fair value less costs to sell. Please disclose the following:

   a.   a description of management's approach to determining the values assigned to each key assumption, whether those values are derived from past experience or, if appropriate, are consistent with external sources of information.

Tye W. Burt
Kinross Gold Corporation
June 27, 2012
Page 3

      b.   if the fair value less costs to sell is determined using discounted cash flow projections, please include the disclosures in IAS 36 paragraph 134(e).

      c.   Considering that the recoverable amount is equal to the carrying amount, discuss if a reasonably possible change in key assumptions on which management based its determination of recoverable amount in 2011 can cause the carrying amount to exceed its recoverable amount. Refer to IAS 36, paragraph 134.

Note 22 – Transition to IFRS, page 74

5.   We note your election on borrowing costs to apply IAS 23 prospectively and reverse previously capitalized borrowing costs resulted in a reduction in the carrying value of property, plant and equipment of $59.5 million in your opening balance sheet. Please explain how the reversal of the previously capitalized borrowing costs was determined and whether or not it included amounts that were capitalized prior to the date of transition.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Nasreen Mohammed at (202) 551-3773, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining